SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 6)*

                  LASER POWER CORPORATION
                     (Name of Issuer)

           Common Stock, par value $.001 per share
              (Title of Class of Securities)

                       51806K 10 4
                      (CUSIP Number)

                       Ronald Basso
        Buchanan Ingersoll Professional Corporation
               One Oxford Centre, 20th Floor
                     301 Grant Street
                   Pittsburgh, PA 15219
                       412-562-3943
       (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                       June 20, 2000
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box      .
                                                    ---

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS:

   II-VI Incorporated
   I.R.S. IDENTIFICATION NO: 25-1214948

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)
                                                          ---
                                                      (b)
                                                          ---

3  SEC USE ONLY

4  SOURCE OF FUNDS

   BK

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
   2(d) OR 2(e)
                                                          ---

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania


Number of Shares          7    SOLE VOTING POWER
Beneficially Owned by          1,252,100
Each Reporting Person     8    SHARED VOTING POWER
       With                    0
                          9    SOLE DISPOSITIVE POWER
                               1,252,100
                          10   SHARED DISPOSITIVE POWER
                               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,252,100 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
                                                          ---

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

This Amendment No. 6 to Schedule 13D (the "Amendment") amends the
Schedule 13D originally filed on September 29, 1999, and later amended on October 7, 1999, February 3, 2000, June 5, 2000,
June 12, 2000 and June 15, 2000 by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of the common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation.
This Amendment No. 6 is being filed to amend Items 4 and 7 of the
Schedule 13D; however, Items 1 through 6 are restated in their entirety for convenience.

Item 1.  Interest In Securities Of The Issuer

This statement relates to the common stock, par value $.001 per share (the "Laser Power Common Stock"), of Laser Power
Corporation, a Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 36570
Briggs Road, Murrieta, California 92563.

Item 2.  Identity And Background

This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting
Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania
16056.

The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry. The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.

The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

The Reporting Person purchased 1,250,000 shares of the Laser Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person borrowed 100% of these funds from PNC Bank, National Association, under an existing credit facility. This credit facility was attached as
Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Item 4. Purpose Of Transaction

(a) through (i). The Reporting Person originally acquired 1,250,100 shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise. While the Reporting Person still desires to acquire control of Laser Power, it has abandoned its previous intention to replace the current Laser Power Board of Directors with its own nominees and did not solicit proxies for the Laser Power 2000 annual meeting of stockholders.

By way of a press release dated June 20, 2000, a copy of which is attached as Exhibit 9 and is incorporated herein by reference, the Reporting Person announced that it has revised its offer to acquire Laser Power Corporation, increasing the cash component of its offer to $2.89 per share. If the revised offer is accepted, the stockholders of Laser Power would receive cash and common stock of the Reporting Person in exchange for their Laser Power Common Stock and all outstanding shares of Laser Power Common Stock would be cancelled. The Reporting Person also announced by way of this press release that a guaranteed floor for this transaction was set at $5.15 per share and would be paid by the Reporting Person with a combination of cash and/or common stock of the Reporting Person, at the Reporting Person's election, if the volume weighted average trading price of the Reporting Person's common stock is less than $43.46 per share for the 12 trading days prior to the closing of the exchange offer. A ceiling for this transaction was set at $5.65 per share.

The Reporting Person announced that the revised offer will expire at 11:59 p.m. E.D.T. on Wednesday, June 21, 2000. If, prior to its expiration, Laser Power determines that the revised offer is superior to Union Miniere's offer, the revised offer will automatically be extended for two business days.

The Reporting Person also announced that financing of this proposed transaction would be financed through a new $25 million credit facility evidenced by an acceptance letter, a copy of which is attached as
Exhibit 10 and is incorporated herein by reference, with PNC Bank, along with cash on hand and the current availability of over $10 million under its existing credit facility.

If this revised offer is rejected by the Laser Power Board of Directors or expires, the Reporting Person will evaluate whether to continue its efforts to acquire control of Laser Power. If the Reporting Person decides to continue its efforts to acquire control of Laser Power, it may acquire additional securities of Laser Power by tender offer, exchange offer or otherwise; provided that the Reporting Person may dispose of all or any of the shares of Laser Power Common Stock it owns at any time in the open market or in private transactions, in any case, in compliance with applicable securities laws. In any such acquisition of stock, the Reporting Person would likely seek to acquire control of Laser Power, which would likely result in changes to the directors and management of Laser Power and which could cause the outstanding Laser Power Common Stock to be delisted from Nasdaq.

Item 5.  Interest In Securities Of The Issuer

         (a) As of the date hereof, the Reporting Person beneficially owns 1,252,100 shares, or 12.9% of the issued and outstanding Laser Power Common Stock, based on 9,679,001 shares of Laser Power Common Stock outstanding, as reported in the Merger Agreement by and among Laser Power, Union Miniere USA Inc., and ACEC, Inc. attached as Exhibit 2 to Laser Power's Form 8-K filed on June 2, 2000.

         (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,252,100 shares of Laser Power Common Stock.

         (c) On June 17, 1999, the Reporting Person purchased 100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. On January 7, 2000, the Reporting Person purchased an additional 2,000 shares of Laser Power Common Stock on the open market for $2.75 per share. Both of these transaction were effected through a broker-dealer.

Other than these transaction and the transaction described in
Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in
Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

1.       Amended and Restated Letter Agreement, dated March 26,
         1999, by and between PNC Bank, National Association and
         II-VI Incorporated for Committed Line of Credit and
         Japanese Yen Term Loan.*

2.       Letter dated September 22, 1999 from Francis J. Kramer,
         President and Chief Operating Officer of II-VI
         Incorporated to Robert G. Klimasewski, Chairman of Laser
         Power Corporation.*


3.       Letter dated September 22, 1999 from Robert G.
         Klimasewski, Chairman of Laser Power Corporation, to
         Francis J. Kramer, President and Chief Operating Officer of II-VI Incorporated.*

4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima
         Corporation and Union Miniere Inc.*

5. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI Incorporated.*

6.       Letter dated June 5, 2000, from Carl J., Johnson,
         Chairman and Chief Executive Officer of the Reporting
         Person, to Dick Sharman, Chairman of Laser Power.**

7. Press Release of II-VI Incorporated dated June 12, 2000 entitled "II-VI Incorporated Extends Deadline for Offer to Laser Power Corporation's Board; Offer of .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser
         Power Stock with Minimum Price of $4.05 per Share to Expire at 11:59 p.m. EDT on Wednesday, June 14, 2000".***

8. Press Release of II-VI Incorporated dated June 15, 2000 entitled "II-VI Advised by Laser Power's Board that
         II-VI's Offer is Superior to Union Miniere's Offer".****

9. Press Release of II-VI Incorporated dated June 20, 2000 entitled "II-VI Incorporated Makes Revised Offer to Acquire Laser Power Corporation; Increases Cash Component of Offer to $2.89 pr Share; Raises Floor Price to $5.15 per Share and Ceiling to $5.65 per Share; Transaction Valued at $5.36 per Share."

10. Letter Agreement, dated June 6, 2000 and accepted June 20, 2000, by and between PNC Bank, National Association and II-VI
         Incorporated for $25 Million Credit Facility.

--------------
        * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

       ** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 5, 2000 and incorporated herein by reference.

      *** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 12, 2000 and incorporated herein by reference.

     **** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 15, 2000 and incorporated herein by reference.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2000                     /s/ James Martinelli
                                              James Martinelli
                                         Chief Financial Officer

                              ANNEX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                        II-VI INCORPORATED

The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                   DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson          Chairman and Chief Executive Officer
                         of II-VI Incorporated.

Francis J. Kramer        President and Chief Operating Officer
                         of II-VI Incorporated.

Thomas E. Mistler        President & Chief Executive Officer of
                         Engineered Arresting System - ESCO
                         His business address is: Engineered
                         Arresting System - ESCO, 2550 Market
                         Street, Aston, PA 19014.

Richard W. Bohlen        Retired; formerly Senior Vice President,
                         Operations, Rockwell International
                         Corporation.  His business address is:
                         3 East Arrowhead Circle, Santa Fe,
                         New Mexico 87501.

Duncan A.J. Morrison     President of ARRI Canada Ltd.
                         Mr. Morrison is a Canadian citizen.
                         His business address is: ARRI Canada
                         Ltd., 26 Irwin Avenue, Toronto, Ontario,
                         M4Y 1L2 Canada.

Peter W. Sognefest       President and Chief Executive Officer
                         of Xymox Technology, Inc.  His business
                         address is: Xymox Technologies, Inc.,
                         9099 West Dean Road, Milwaukee,
                         Wisconsin 53224.

            EXECUTIVE OFFICERS OF II-VI INCORPORATED
                 (WHO ARE NOT ALSO DIRECTORS)

Herman E. Reedy          Vice President and General Manager of
                         Quality and Engineering

James Martinelli         Treasurer and Chief Financial Officer


                                      Exhibit 9

                                      June 20, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


II-VI Incorporated Makes Revised Offer to Acquire Laser Power Corporation;
          Increases Cash Component of Offer to $2.89 per Share;
  Raises Floor Price to $5.15 per Share and Ceiling to $5.65 per Share;
                Transaction Valued at $5.36 per Share

Pittsburgh - June 20, 2000 - II-VI Incorporated (Nasdaq: IIVI) announced today that it has revised its offer to acquire Laser Power Corporation (Nasdaq: LPWR), increasing the cash component of its offer to $2.89 per share and raising the guaranteed "floor" price to $5.15 per share. Under II-VI's revised proposal, each share of Laser Power stock will receive
 .052 shares of II-VI common stock and $2.89 in cash. Based on the closing market price of II-VI common stock on June 19, 2000, the value of this offer to Laser Power's stockholders is $5.36 per share and represents a significant premium over the $4.40 per share offer made by Union Miniere.

The guaranteed price will be paid with a combination of cash and/or II-VI stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $43.46 per share for the 12 trading days prior to the closing of the exchange offer. II-VI has also provided a $5.65 ceiling on its offer.

Fran Kramer, President and Chief Operating Officer of II-VI, said "We were surprised that Laser Power's Board so quickly concluded that Union Miniere's offer of $4.40 per share was superior to our prior offer, which had a value of $4.61 per share based on the closing market price of II-VI common stock as of last Friday. There can be no question that our revised offer is superior to Union Miniere's current proposal. Not only does our offer represent substantially greater value on its face than Union Miniere's proposal, it has a guaranteed floor which is greater than the value of Union Miniere's offer. Our proposed transaction is in the best interests of both Laser Power's and II-VI's stockholders. With our revised offer, we continue to believe that the transaction will be accretive in our fiscal year beginning July 1, 2000."

The offer contemplates that the transaction will be structured as an exchange offer for Laser Power shares. Following the exchange offer, II-VI and Laser Power would consummate a merger in which each share of Laser Power common stock not tendered into the exchange offer would be exchanged for the same consideration paid in the exchange offer.


The full text of the offer letter to Laser Power is as follows:

                             II-VI Incorporated
                           375 Saxonburg Boulevard
                             Saxonburg, PA 16056

                               June 20, 2000

Dick Sharman, Chairman
Laser Power Corporation
36570 Briggs Road
Murrieta, CA 92563-2347

Dear Dick:

II-VI Incorporated continues to be interested in acquiring Laser Power Corporation. To that end, and in response to the revised agreement with Union Miniere announced on June 19, 2000, we hereby make the following offer:

*  Exchange Consideration per          .052 shares of II-VI common
   Share of Laser Power Stock           stock plus $2.89 in cash.
   (assuming 9,678,001 shares
   outstanding, plus existing
   stock options for no more than
   367,977 shares)

*  Minimum Price                        $5.15 per share--if necessary,
                                        II-VI will pay a combination
                                        of cash and/or stock, at its
                                        election, so that the
                                        consideration paid for each share
                                        of Laser Power stock has a value
                                        of at least $5.15 per share,
                                        based on the volume weighted
                                        average trading price of II-VI
                                        stock during the 12 trading days
                                        prior to the closing of the
                                        exchange offer.

*  Maximum Price                        $5.65 per share---if necessary,
                                        the number of II-VI shares to be
                                        issued will be reduced so that
                                        the consideration paid for each
                                        share of Laser Power stock will
                                        not have a value of more than
                                        $5.65 per share, based on the
                                        volume weighted average trading
                                        price of II-VI stock during the
                                        12 trading days prior to the
                                        closing of the exchange offer.

*  Structure                            The transaction will be structured
                                        as an exchange offer, followed by
                                        a merger in which those Laser Power
                                        stockholders not tendering into the
                                        exchange offer receive the same
                                        consideration that was paid in the
                                        exchange offer.

*  Other Terms                          A copy of a proposed merger
                                        agreement that we are prepared to
                                        execute is attached.

Based on the closing market price of II-VI stock on June 19, 2000, our offer has an implied value of $5.36 per share of Laser Power stock. This reflects a premium of $0.96 per share over the Union Miniere offer and makes our offer clearly superior to the terms of the Union Miniere transaction. Not only does our offer have a higher indicated value than the Union Miniere transaction, it gives Laser Power stockholders the opportunity to participate in the upside opportunity created by the combination of II-VI and Laser Power. This makes our offer compelling from the point of view of Laser Power's stockholders.

As you well know, II-VI has been enthusiastic about acquiring Laser Power for several years now. II-VI is a growing company and we think that Laser Power can be an important component of our future. Our intentions with respect to Laser Power remain the same under our revised proposal. Our plans are to combine our businesses in a way that maintains the Laser Power brand name and its role in the market place. We intend to maintain and even grow Laser Power's Temecula, Mexican and Belgium manufacturing facilities. These facilities fit well into our worldwide manufacturing strategy. We intend to make your San Diego office our West Coast sales and marketing headquarters and your office in Belgium will nicely complement our global sales and marketing efforts. For these reasons, it is important to us to retain all of Laser Power's key employees and we intend to offer them an extremely competitive compensation package, including II-VI stock options, to accomplish that.

Your Board's fiduciary duties under Delaware law require you to consider this offer. We believe that if you evaluate this offer in accordance with those duties you will conclude that it is superior to the terms of your agreement with Union Miniere.

Our proposed transaction is conditioned upon, among other things, (i) the tender into our exchange offer of not less than a majority of the shares of Laser Power Corporation common stock outstanding (including the shares of Laser Power stock owned by II-VI), (ii) the valid termination of the merger agreement between Laser Power and Union Miniere, with the payment by Laser Power to Union Miniere of any fees or expenses in connection with such termination, (iii) the approval of II-VI's exchange offer and its proposed merger by Laser Power's Board of Directors, (iv) receipt of all required regulatory approvals, (v) the redemption of the outstanding preferred stock purchase rights under Laser Power's preferred stock purchase rights plan or the amendment of the plan to make it inapplicable to II-VI's offer, and (vi) Laser Power not taking any action that would impair II-VI's ability to acquire Laser Power or otherwise diminish the value of Laser Power to II-VI.

Please note that our offer does not contain a financing condition. Our funds will be obtained through a new $25 million credit facility with our bank, PNC Bank, along with cash on hand and the current availability of over $10 million under our existing credit facility.

This offer has been approved by II-VI's Board of Directors. As you can appreciate, time is of the essence. Accordingly, if you do not respond favorably to our proposal by 11:59 p.m., Eastern Time, on June 21, 2000, it will automatically terminate and we will be forced to consider our other alternatives. If, prior to its expiration, you determine this offer to be superior to Union Miniere's offer, this offer will automatically be extended for two business days.

Considering the extremely short time it took Laser Power to evaluate Union Miniere's revised offer, I look forward to hearing from you shortly and to working with you so that we may bring our clearly premium proposal to a vote of your stockholders.

                                                Sincerely,
                                                /s/ Carl J. Johnson
                                                Carl J. Johnson,
                                                Chairman and CEO

****

If our offer is accepted by the Board of Directors of Laser Power, we will prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:
(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition,
(C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
(1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser
Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455,


                                                     Exhibit 10

                                  June 6, 2000



Private and Confidential

II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

Attention:  James Martinelli

Dear Jim:

You have advised us that II-VI, Incorporated (the "Company") proposes to acquire Laser Power Corporation (the "Acquisition"). PNC Bank, National Association (the "Bank") is pleased to confirm that the Bank is prepared to provide up to $25 million in financing (the "Credit Facility") to the Company for the Acquisition, subject to the terms and conditions stated below.

The Credit Facility will be provided on a secured basis with such terms and conditions as may be agreed by the Bank and the Company after further discussions with the Company and due diligence with respect to the target company, including management. The Bank's obligations hereunder are subject to satisfactory completion of such due diligence as the Bank believes appropriate. The Bank does not warrant, promise or otherwise provide any assurances that the Credit Facility will be closed.

The Bank's obligations are also subject to (a) preparation, execution and delivery of definitive loan documentation acceptable to the Company and the Bank, (b) no material adverse change in either
(i) the business, condition (financial or otherwise), operations, performance or prospects of the Company or the target company or
(ii) loan syndication or financial or capital markets generally from those currently in effect, and (c) our entering into a mutually acceptable agreement regarding the payment of fees and reimbursement of expenses to the Bank for providing the proposed financing.

This letter is for the Company's confidential use only and may not be disclosed by the Company without the Bank's prior written consent to any person (including any financial institution) other than your accountants, attorneys and other advisors, and then only in connection with the transactions contemplated hereby and on a confidential basis. In addition, we understand and agree that the Company may provide a copy of this letter to Laser Power Corporation in connection with submission of its offer. This letter is solely for the benefit of the Company and neither Laser Power Corporation nor any other person shall obtain any rights hereunder or be entitled to rely or claim reliance upon the terms and conditions hereof.

The Company hereby agrees to indemnify the Bank (and its directors, officers, employees, agents and controlling persons) against any and all claims, losses, damages, liabilities, costs and expenses (or actions in respect thereof) (including without limitation fees and expenses of counsel and expert witnesses) which may be incurred by any of them in connection with any investigation, litigation or other proceeding relating to, arising out of or in connection with or by reason of the Acquisition, the proposed financing or this letter, other than for their own gross negligence or willful misconduct.
The Company's obligations hereunder shall survive termination of this letter. The Bank will in no event be responsible or liable for any consequential damages that may be incurred or alleged by any person as a result of this letter.

No modification or waiver of any of the terms and conditions of this letter will be valid and binding unless agreed to in writing by the Bank. When accepted, this letter constitutes the entire agreement between the Bank and the Company concerning the Credit Facility and replaces all prior understandings, statements and negotiations.

The Bank's commitment hereunder will expire on June 30, 2000, unless on or before that date the Company signs and returns the enclosed copy of this letter along with the Fee Letter. Once accepted, the Bank's commitment under this letter will expire on August 15, 2000, if the Credit Facility has not been closed on or before that date. The expiration date may only be extended in writing by the Bank.

Please indicate your agreement and acceptance of the terms of this letter by signing the enclosed copy of this letter and returning it to us. We are very much looking forward to working with you.

Sincerely,

PNC BANK, NATIONAL ASSOCIATION
/s/ Enrico A. Della Corna
Enrico A. Della Corna
Vice President and Senior Relationship Manager

Agreed to and accepted:

              II-VI Incorporated
             /s/ James Martinelli
By:            James Martinelli
Title:  Treasurer & Chief Financial Officer